UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

5 David Fikes St., Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Fourth Quarter and Full Year 2020 Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2021	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novami.com www.novami.com	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Company Press Release

Nova Reports Fourth Quarter and Full Year 2020 Results

Rehovot, Israel, February 18, 2021 - Nova (Nasdaq: NVMI) today announced financial results for the fourth quarter and full year 2020.

Fourth Quarter 2020 Highlights:

•	Quarterly record revenue of $76.3 million, up 18% year-over-year

•	GAAP net income of $13.7 million, or $0.47 per diluted share, up 9% year-over-year on a per-share basis

•	Non-GAAP net income of $15.9 million, or $0.55 per diluted share, up 8% year-over-year on a per-share basis

•	Initial revenues recognized from multiple customers for Nova ELIPSON™, a newly launched materials metrology solution

•	Record quarterly materials metrology revenue, driven by expansion into leading Logic and Foundry customers

Full Year 2020 Highlights:

•	Record annual revenue of $269.4 million, up 20% year-over-year

•	GAAP net income of $47.9 million, or $1.65 per diluted share, up 35% year-over-year on a per-share basis

•	Non-GAAP net income of $59.6 million, or $2.06 per diluted share, up 30% year-over-year on a per-share basis

GAAP Results ($K)
	Q4 2020	Q3 2020	Q4 2019	FY 2020	FY 2019
Revenues	$76,303	$69,485	$64,625	$269,396	$224,909
Net Income	$13,657	$13,896	$12,385	$47,907	$35,171
Earnings per Diluted Share	$0.47	$0.48	$0.43	$1.65	$1.23
NON-GAAP Results ($K)
	Q4 2020	Q3 2020	Q4 2019	FY 2020	FY 2019
Net Income	$15,872	$16,511	$14,561	$59,638	$45,523
Earnings per Diluted Share	$0.55	$0.57	$0.51	$2.06	$1.59

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, stock-based compensation expenses, expense related to a transaction made by a financial institution without Company authorization, facilities transition costs, revaluation of operating lease liabilities, amortization of debt discount and issuance costs and tax effect of non-GAAP adjustment.

Management Comments

"Our robust fourth quarter financial results concluded a record year for Nova, demonstrating the company's growing agility and outstanding execution capabilities," commented Eitan Oppenhaim, President and Chief Executive Officer. "This was a firm conclusion to a well-performed year during which we continued to innovate and expand our differentiated portfolio to support our customers' new generation of devices. Our resilience amid the pandemic, led by our global teams, drove our strong performance throughout the year. With our new enhanced product offering and solid market position, we enter 2021 with substantial momentum to continue our growth across customers and territories."

2021 First Quarter Financial Outlook

Management provided an outlook for the first quarter, the period ending March 31, 2021. Based on current estimates, management expects:

•	$76 million to $83 million in revenue

•	$0.41 to $0.53 in diluted GAAP EPS

•	$0.55 to $0.66 in diluted non-GAAP EPS

2020 Fourth Quarter Results

Total revenues for the fourth quarter of 2020 were $76.3 million, an increase of 9.8% compared with the third quarter of 2020 and an increase of 18.1% compared with the fourth quarter of 2019.

Gross margin for the fourth quarter of 2020 was 55.5%, compared with a gross margin of 57.1% in the third quarter of 2020, and compared with a gross margin of 53.6% in the fourth quarter of 2019.

Operating expenses in the fourth quarter of 2020 were $25.5 million, compared with $24.1 million in the third quarter of 2020 and compared with $20.1 million in the fourth quarter of 2019.

On a GAAP basis, the Company reported net income of $13.7 million, or $0.47 per diluted share, in the fourth quarter of 2020. This is compared with net income of $13.9 million, or $0.48 per diluted share, in the third quarter of 2020, and compared with net income of $12.4 million, or $0.43 per diluted share, in the fourth quarter of 2019.

On a non-GAAP basis, which excludes amortization of acquired intangible assets, stock-based compensation expenses, one-time expense related to a transaction made by a financial institution without Company authorization, facilities transition costs, revaluation of operating lease liabilities, amortization of debt discount and issuance costs and tax effect of non-GAAP adjustment, the Company reported net income of $15.9 million, or $0.55 per diluted share, in the fourth quarter of 2020. This is compared with net income of $16.5 million, or $0.57 per diluted share, in the third quarter of 2020, and compared with net income of $14.6 million, or $0.51 per diluted share, in the fourth quarter of 2019.

2020 Full Year Results

Total revenues for 2020 were $269.4 million, an increase of 19.8% compared to total revenues of $224.9 million for 2019.

Gross margin in 2020 was 56.8%, compared with gross margin of 54.2% in 2019.

Operating expenses in 2020 were $97.4 million, compared with operating expenses of $85.4 in 2019.

On a GAAP basis, the Company reported net income of $47.9 million, or $1.65 per diluted share, in 2020. This is compared with a net income of $35.2 million, or $1.23 per diluted share, in 2019.

On a non-GAAP basis, which excludes amortization of acquired intangible assets, stock-based compensation expenses, one-time expense related to a transaction made by a financial institution without Company authorization, facilities transition costs, revaluation of operating lease liabilities, amortization of debt discount and issuance costs and tax effect of non-GAAP adjustment, the Company reported net income of $59.6 million, or $2.06 per diluted share, in 2020. This is compared with net income of $45.5 million, or $1.59 per diluted share, in 2019.

Conference Call Information

Nova will host a conference call today, February 18, 2021, at 9 a.m. Eastern Time, to discuss the financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-866-548-4713
ISRAEL TOLL-FREE Dial-in Number: 1-809-212-883
INTERNATIONAL Dial-in Number: 1-323-794-2093

At:
9 a.m. Eastern Time
6 a.m. Pacific Time
4 p.m. Israel Time
Please reference conference ID: 1340079

The conference call will also be webcast live from a link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from February 18, 2021 at 12 p.m. Eastern Time to February 25, 2021 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE: 1-844-512-2921
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-6671
Replay Pin Number: 1340079

A replay will also be available for 90 days on Nova's website at https://www.novami.com/investors/events/.

About Nova: Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova's product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova's unique capability to deliver innovative x-ray and optical solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novami.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude amortization of acquired intangible assets, stock-based compensation expenses, expense related to a transaction made by a financial institution without Company authorization, facilities transition costs, revaluation of operating lease liabilities, amortization of debt discount and issuance costs and tax effect of non-GAAP adjustment, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to efforts to complete and integrate current and/or future acquisitions; risks related to worldwide financial and economic instabilities, including the implications of the ongoing novel coronavirus (COVID-19) pandemic; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations; risks related to technology security threats, including data breaches, cyberattacks and system disruptions, and changes in privacy laws; risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on March 12, 2020. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of December 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	232,304	31,748
Short-term interest-bearing bank deposits	191,567	154,533
Trade accounts receivable, net	63,314	51,603
Inventories	61,734	48,362
Other current assets	9,782	16,685

Total current assets	558,701	302,931

Non-current assets
Interest-bearing bank deposits	2,547	2,813
Restricted interest-bearing bank deposits	1,476	2,000
Deferred tax assets	2,869	4,554
Other long-term assets	462	437
Severance pay funds	1,281	1,210
Operating lease right-of-use assets	29,109	28,256
Property and equipment, net	34,168	30,566
Intangible assets, net	5,059	7,562
Goodwill	20,114	20,114

Total non-current assets	97,085	97,512

Total assets	655,786	400,443

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	24,096	20,706
Deferred revenues	4,717	2,256
Operating lease current liabilities	3,703	2,777
Other current liabilities	28,418	20,493

Total current liabilities	60,934	46,232

Non-current liabilities
Convertible senior notes, net	178,808	-
Accrued severance pay	3,719	3,294
Operating lease long-term liabilities	31,905	30,536
Other long-term liability	8,882	5,842

Total non-current liabilities	223,314	39,672

Shareholders' equity	371,538	314,539

Total liabilities and shareholders' equity	655,786	400,443

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019

Revenues:
Products	61,741	47,015	209,320	167,200
Services	14,562	17,610	60,076	57,709
Total revenues	76,303	64,625	269,396	224,909

Cost of revenues:
Products	22,633	18,854	78,555	67,300
Services	11,347	11,138	37,918	35,789
Total cost of revenues	33,980	29,992	116,473	103,089

Gross profit	42,323	34,633	152,923	121,820

Operating expenses:
Research and development, net	15,753	9,722	53,015	44,508
Sales and marketing	8,089	7,270	29,321	28,213
General and administrative	1,009	2,502	12,514	10,066
Amortization of acquired intangible assets	626	656	2,503	2,625
Total operating expenses	25,477	20,150	97,353	85,412

Operating income	16,846	14,483	55,570	36,408

Financing income (expense), net	(1,335)	826	926	3,078

Income before tax on income	15,511	15,309	56,496	39,486

Income tax expenses	1,854	2,924	8,589	4,315

Net income for the period	13,657	12,385	47,907	35,171

Earnings per share:
Basic	0.49	0.44	1.71	1.26
Diluted	0.47	0.43	1.65	1.23

Shares used for calculation of earnings per share (in thousands):
Basic	28,146	27,965	28,097	27,895
Diluted	28,999	28,689	28,950	28,574

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
Cash flows from operating activities:
Net income for the period	13,657	12,385	47,907	35,171

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,596	1,086	9,729	10,398
Share-based compensation	2,231	1,430	6,949	5,092
Net effect of exchange rate fluctuation	(1,187)	(106)	(1,584)	(510)
Amortization of debt discount and issuance costs	868	-	868	-
Change in deferred tax assets, net	535	73	(193)	(681)
Change in accrued severance pay, net	162	100	354	470
Change in trade accounts receivable	(22,217)	(4,549)	(11,711)	1,928
Change in inventories	(1,219)	1,669	(16,271)	(7,518)
Change in other current and long-term assets	1,655	(1,561)	6,878	(6,161)
Change in trade accounts payable	1,228	2,117	3,255	1,691
Change in other current and long-term liabilities	7,241	4,190	11,611	2,540
Change in short term deferred revenues	926	(1,459)	2,461	(1,728)

Net cash provided by operating activities	6,476	15,375	60,253	40,692

Cash flow from investment activities:
Change in short-term and long-term interest-bearing bank deposits	10,125	(4,392)	(36,016)	(4,181)
Purchase of property and equipment	(1,570)	(5,648)	(6,443)	(21,269)

Net cash provided by (used in) investment activities	8,555	(10,040)	(42,459)	(25,450)

Cash flows from financing activities:
Proceeds from the issuance of convertible senior notes, net of issuance costs	193,588	-	193,588	-
Purchases of treasury shares	(10,000)	-	(12,549)	(7,159)
Shares issued upon exercise of options	-	125	367	492

Net cash provided by (used in) financing activities	183,588	125	181,406	(6,667)

Effect of exchange rate fluctuations on cash and cash equivalents	972	68	1,356	296

Increase in cash and cash equivalents	199,591	5,528	200,556	8,871
Cash and cash equivalents – beginning of period	32,713	26,220	31,748	22,877
Cash and cash equivalents – end of period	232,304	31,748	232,304	31,748

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	December 31, 2020	September 30, 2020	December 31, 2019
GAAP gross profit	42,323	39,657	34,633
Stock-based compensation expenses *	415	414	269
Non-GAAP gross profit	42,738	40,071	34,902
GAAP gross margin as a percentage of revenues	55%	57%	54%
Non-GAAP gross margin as a percentage of revenues	56%	58%	54%

GAAP operating income	16,846	15,528	14,483
Stock-based compensation expenses *	2,231	1,946	1,430
Amortization of acquired intangible assets	626	625	656
One-time income related to a transaction made by a financial institution without Company authorization	(2,850)	-	-
Non-GAAP operating income	16,853	18,099	16,569
GAAP operating margin as a percentage of revenues	22%	22%	22%
Non-GAAP operating margin as a percentage of revenues	22%	26%	26%

GAAP net income	13,657	13,896	12,385
Stock-based compensation expenses *	2,231	1,946	1,430
Amortization of acquired intangible assets	626	625	656
Amortization of debt discount and issuance costs	868	-	-
One-time income related to a transaction made by a financial institution without Company authorization	(2,850)	-	-
Revaluation of operating lease liabilities	1,364	161	269
Tax effect of non-GAAP adjustments	(24)	(117)	(179)
Non-GAAP net income	15,872	16,511	14,561

GAAP basic earnings per share	0.49	0.49	0.44
Non-GAAP basic earnings per share	0.56	0.59	0.52

GAAP diluted earnings per share	0.47	0.48	0.43
Non-GAAP diluted earnings per share	0.55	0.57	0.51

Shares used for calculation of earnings per share (in thousands):
Basic	28,146	28,168	27,965
Diluted	28,999	29,020	28,689

* Stock-based compensation expenses for the three months ended December 31, 2020 included in – Cost of revenues products – 292; Cost of revenues services – 123; Research and development expenses, net – 904; Sales and marketing expenses – 449; General and administrative expenses – 463

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Year ended December 31,
	2020	2019
GAAP gross profit	152,923	121,820
Stock-based compensation expenses *	1,364	1,003
Facilities transition costs	-	703
Non-GAAP gross profit	154,287	123,526
GAAP gross margin as a percentage of revenues	57%	54%
Non-GAAP gross margin as a percentage of revenues	57%	55%

GAAP operating income	55,570	36,408
Stock-based compensation expenses *	6,949	5,092
Amortization of acquired intangible assets	2,503	2,625
One-time expense related to a transaction made by a financial institution without Company authorization, net	150	-
Facilities transition costs	-	2,329
Non-GAAP operating income	65,172	46,454
GAAP operating margin as a percentage of revenues	21%	16%
Non-GAAP operating margin as a percentage of revenues	24%	21%

GAAP net income	47,907	35,171
Stock-based compensation expenses *	6,949	5,092
Amortization of acquired intangible assets	2,503	2,625
Amortization of debt discount and issuance costs	868	-
One-time expense related to a transaction made by a financial institution without Company authorization, net	150	-
Facilities transition costs	-	2,329
Revaluation of operating lease liabilities	2,053	1,410
Tax effect of non-GAAP adjustments	(792)	(1,104)
Non-GAAP net income	59,638	45,523

GAAP basic earnings per share	1.71	1.26
Non-GAAP basic earnings per share	2.12	1.63

GAAP diluted earnings per share	1.65	1.23
Non-GAAP diluted earnings per share	2.06	1.59

Shares used for calculation of earnings per share (in thousands):
Basic	28,097	27,895
Diluted	28,950	28,574

* Stock-based compensation expenses for the year ended December 31, 2020 included in – Cost of revenues products – 927; Cost of revenues services – 437; Research and development expenses, net – 2,556; Sales and marketing expenses – 1,531; General and administrative expenses – 1,498

NOVA MEASURING INSTRUMENTS LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF FISRT QUARTER 2021
GAAP TO NON-GAAP GUIDANCE
 (Unaudited)

	Low	High
Estimated GAAP net income per diluted share	0.41	0.53
Estimated non-GAAP items:
Stock-based compensation expenses	0.09	0.09
Amortization of acquired intangible assets	0.02	0.02
Amortization of debt discount and issuance costs	0.04	0.04
Tax effect of non-GAAP adjustments	(0.01)	(0.02)
Estimated non-GAAP net income per diluted share	0.55	0.66